SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29192; File No. 812-13681]

Legg Mason Partners Equity Trust, <u>et al.</u>; Notice of Application

March 26, 2010

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order under section 12(d)(1)(J) of the Investment Company

Act of 1940 ("Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act, and under

sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act.

<u>Summary of the Application</u>: Applicants request an order that would permit certain series of

registered open-end management investment companies to acquire shares of other registered open-

end management investment companies and unit investment trusts ("UITs") that are within or

outside the same group of investment companies.

<u>Applicants</u>: Legg Mason Partners Equity Trust ("LMP Equity Trust"), Legg Mason Partners

Variable Equity Trust ("LMP Variable Equity Trust," and together with LMP Equity Trust, the

"Trusts") and Legg Mason Partners Fund Advisor, LLC ("LMPFA" or the "Adviser").

<u>Filing Dates</u>: The application was filed on August 7, 2009 and amended on December 30, 2009.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 20, 2010, and should

be accompanied by proof of service on applicants in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090; Applicants: Legg Mason Partners Equity Trust and Legg Mason Partners Variable

Equity Trust, 55 Water Street, New York, NY 10041; Legg Mason Partners Fund Advisor, LLC,

620 Eighth Avenue, New York, NY 10018.

For Further Information Contact: Lewis B. Reich, Senior Counsel, at (202) 551-6919, or Jennifer

L. Sawin, Branch Chief, at (202) 551-6821 (Office of Investment Company Regulation, Division of

Investment Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1. Each Trust is a Maryland business trust registered as an open-end management investment

company under the Act. Each Trust is a series trust whose shares are registered under the Securities

Act of 1933, as amended.[1] The series of LMP Variable Equity Trust are offered to registered

separate accounts ("Registered Separate Accounts") and unregistered separate accounts

("Unregistered Separate Accounts") of insurance companies that are not affiliates of the Adviser;

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[1]   Applicants request that the order also extend to any future series of the Trusts, and any other existing or future registered open-end management investment companies and any series thereof that are part of the same group of investment companies, as defined in section 12(d)(1)(G) of the Act as the Trusts and that are, or in the future are, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the existing series of the Trusts, the "Funds"). All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

those separate accounts fund certain variable annuity and variable life insurance contracts and

qualified retirement and pension plans (together with Registered Separate Accounts and the

Unregistered Separate Accounts, the "Variable Accounts").[2]

2.   LMPFA is registered with the Commission as an investment adviser under the

Investment Advisers Act of 1940 ("Advisers Act") and serves as the investment adviser to each

Trust. LMPFA provides administrative and certain oversight services to the Funds, manages the

Funds' cash and short-term instruments and is responsible for the overall management of the Funds'

investment programs. All investment advisers and subadvisers to any Fund will be registered as

investment advisers under the Advisers Act.

3.   Applicants request relief to the extent necessary to permit (a) any Fund (each, a

"Fund of Funds") to acquire shares of registered open-end management investment companies (the

"Unaffiliated Investment Companies") and UITs (the "Unaffiliated Trusts", and together with the

Unaffiliated Investment Companies, the "Unaffiliated Funds") that are not part of the same "group

of investment companies" as defined in section 12(d)(1)(G)(ii) of the Act as the Fund of Funds; (b)

the Unaffiliated Funds or their principal underwriters and any broker or dealer registered under the

Securities Exchange Act of 1934 ("1934 Act") ("Broker") to sell shares of the Unaffiliated Funds

to the Fund of Funds, (c) the Funds of Funds to acquire shares of certain other Funds in the same

"group of investment companies" as the Fund of Funds (the "Affiliated Funds," and together with

the Unaffiliated Funds, the "Underlying Funds"), and (d) the Affiliated Funds, or their principal

underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds. Certain of

the Unaffiliated Funds may be registered under the Act as either UITs or open-end management

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2   Each Fund that operates as a Fund of Funds as defined below, relies on the requested order and offers its shares
to Variable Accounts, a "Variable Fund of Funds".

investment companies that have received exemptive relief to permit their shares be listed and traded on a national securities exchange at negotiated prices ("ETFs"). Each Fund of Funds also may invest in securities and investments that are not issued by registered investment companies and that are consistent with its investment objective.

Applicants' Legal Analysis:

A. Section 12(d)(1)

    1.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

    2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants seek an exemption under section 12(d)(1)(J) of the Act from the limitations of sections 12(d)(1)(A) and (B) to the extent necessary to permit (a) the Funds of Funds to acquire shares of the Underlying Funds in excess of the limits set forth in section 12(d)(1)(A) of the Act and (b) the Underlying Funds, their principal underwriters and any Broker to sell shares of

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the Underlying Funds to the Funds of Funds in excess of the limits set forth in section 12(d)(1)(B) of the Act.

       3.   Applicants state that the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A) and (B), which include concerns about undue influence over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

       4.   Applicants state that the proposed arrangement will not result in undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated Funds, since they are part of the same group of investment companies. To limit the control that a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, applicants will comply with condition 1 below, which prohibits: (a) the Adviser, any person controlling, controlled by or under common control with the Adviser, any investment company and any issuer that would be an investment company but for section 3(c)(1) or section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the "Group"), and (b) any other investment adviser within the meaning of section 2(a)(20)(B) of the Act to a Fund of Funds ("Sub-Adviser"), any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the "Sub-Adviser Group") from

controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act.

5. Applicants further state that they propose to prevent a Fund of Funds, the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or the Unaffiliated Fund's investment adviser(s), sponsor, promoter, principal underwriter or any person controlling, controlled by or under common control with any of these entities (each, an "Unaffiliated Fund Affiliate"). Additionally, condition 5 precludes a Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) from causing an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Sub-Adviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Sub-Adviser, member of an advisory board, or employee is an affiliated person (each, an "Underwriting Affiliate," except any person whose relationship to the Unaffiliated Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

6. As an additional assurance that an Unaffiliated Investment Company understands and appreciates the implications of an investment by a Fund of Funds under the requested order, condition 8 requires that prior to a Fund of Funds' investment in the Unaffiliated Investment

Company in excess of the limit of section 12(d)(1)(A)(i), a Fund of Funds and the Unaffiliated

Investment Company will execute an agreement stating, without limitation, that their boards of

directors or trustees ("Boards") and their investment advisers understand the terms and conditions

of the order and agree to fulfill their responsibilities under the order ("Participation Agreement").

Applicants note that an Unaffiliated Fund (other than an ETF whose shares are purchased by a Fund

of Funds in the secondary market) will retain the right to reject an investment by a Fund of Funds.[3]

  7. Applicants do not believe that the proposed arrangement will involve excessive

layering of fees. With respect to investment advisory fees, applicants state that, in connection with

the approval of any investment advisory contract under section 15 of the Act, the Board of each

Fund of Funds, including a majority of the trustees who are not "interested persons," as defined in

section 2(a)(19) of the Act ("Independent Trustees"), will find that the management or advisory fees

charged under a Fund of Funds' advisory contract(s) are based on services provided that are in

addition to, rather than duplicative of, services provided pursuant to any Underlying Fund's

advisory contract(s). Applicants further state that the Adviser will waive fees otherwise payable to

it by a Fund of Funds in an amount at least equal to any compensation (including fees received

pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under

the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser,

other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the

Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.

  8. Applicants state that with respect to Registered Separate Accounts that invest in a

Variable Fund of Funds, no sales load will be charged at the Fund of Funds level or at the

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[3] An Unaffiliated Underlying Fund (including an ETF) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

Underlying Fund level, and other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the National Association of Securities Dealers ("NASD Conduct Rule 2830"),[4] if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds as set forth in NASD Conduct Rule 2830.

9.   Applicants represent that each Variable Fund of Funds will represent in the Participation Agreement that no insurance company sponsoring a Registered Separate Account funding variable insurance contracts will be permitted to invest in the Variable Fund of Funds unless the insurance company has certified to such Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the separate account, Fund of Funds, and Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

10.   Applicants state that the proposed arrangement will not create an overly complex fund structure. Applicants note that an Underlying Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A), except in certain circumstances identified in condition 12 below.

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[4] Any references to NASD Conduct Rule 2830 include any successor or replacement rule to Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority, Inc.

B. Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

2.   Applicants state that the Funds of Funds and the Affiliated Funds may be deemed to be under common control and therefore affiliated persons of one another. Applicants also state that the Funds of Funds and the Underlying Funds may be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Underlying Fund's outstanding voting securities. In light of these possible affiliations, section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.[5]

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if the Commission finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general

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[5]   Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by the

policy and provisions of the Act.

4.   Applicants submit that the proposed transactions satisfy the standards for relief under

sections 17(b) and 6(c) of the Act, as the terms are fair and reasonable and do not involve

overreaching. Applicants state that the terms upon which an Underlying Fund will sell its shares to

or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying

Fund.[6]   Applicants also state that the proposed transactions will be consistent with the policies of

each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

 Applicants' Conditions:

Applicants agree that the order granting the requested relief shall be subject to the following

conditions:

1.   The members of the Group will not control (individually or in the aggregate) an

Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The members of a Sub-Adviser

Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of

section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an

Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of

more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Group or the

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[6]   Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that
operates as an ETF through secondary market transactions at market prices rather than through principal transactions
with the Unaffiliated Fund at net asset value. Applicants would not rely on the requested relief from Section 17(a) for
such secondary market transactions. A Fund of Funds could seek to transact in "Creation Units" directly with an ETF
that is an Unaffiliated Fund pursuant to the requested section 17(a) relief. Certain of the Affiliated Funds also may
operate as ETFs; however, no Fund of Funds will be an ETF. Applicants are not requesting, and the Commission is not
granting, any relief from section 17(a) to purchase and redeem Creation Units of any ETF that is an Affiliated Fund.

Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or the sponsor (in the case of an Unaffiliated Trust). With respect to each Variable Fund of Funds, a Registered Separate Account will seek voting instructions from its contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (a) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.	Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.	The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether or not the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.	Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities were acquired, (b) the identity of the underwriting syndicate's members, (c) the terms of the purchase, and (d) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Before approving any advisory contract under section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10. The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an

Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Investment Company made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.   With respect to Registered Separate Accounts that invest in a Variable Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level, and other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12.   No Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to

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exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more affiliated investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary

Action as set forth recommended herein APPROVED pursuant
to authority delegated by the Commission under Public Law 87-592

For the division of Investment Management

By _____

_____
(date)